Exhibit 21.1
Penguin Solutions, Inc.
Subsidiaries of the Registrant

Name *	State or Other Jurisdiction of Incorporation or Organization
Saleen Intermediate Holdings, Inc.	Cayman Islands
SMART Worldwide Holdings, Inc.	Cayman Islands
SMART Modular Technologies (Global), Inc.	Cayman Islands
SMART Modular Technologies (DH), Inc.	Cayman Islands
SMART Modular Technologies, Inc.	California
SMART Modular Technologies (DE), Inc.	Delaware
SMART Modular Technologies Sdn. Bhd.	Malaysia
CreeLED Hong Kong Limited	Hong Kong
Penguin Computing, Inc.	California
Stratus Technologies Ireland Limited	Ireland

* The subsidiaries of the Registrant do not do business under any name other than as listed above.